                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                                 Printware, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   742580-10-3
           ---------------------------------------------------------
                                 (CUSIP Number)


                               Robert T. Montague
                     Robins, Kaplan, Miller & Ciresi L.L.P.
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55402
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                November 2, 2001
           ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742580-10-3

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

Pyramid Trading Limited Partnership 36-3723624
-------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
(a)      [ x ]
(b)      [   ]
-------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------

(4)      Source of Funds

WC
-------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): [   ]

-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

Illinois
-------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power                        0  shares
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power                436,000  shares
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                   0  shares
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power           436,000  shares
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           436,000 shares
-----------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

                           13.2%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

BD, PN, IV
-------------------------------------------------------------------------------

CUSIP No. 742580-10-3

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group
(a)      [x]
(b)      [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

N/A
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

Illinois
-------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                          0  shares
Shares Bene-       -------------------------------------------------------------
ficially          (8)      Shared Voting Power                  436,000  shares
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power             436,000  shares
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           436,000 shares
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

                           13.2%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

CO, IV
-------------------------------------------------------------------------------

CUSIP No. 742580-10-3

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

Daniel Asher ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group
(a)      [ x ]
(b)      [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

N/A
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): [   ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

 Number of        (7)      Sole Voting Power                        0  shares
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power                436,000  shares
Owned by          --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                   0  shares
ing Person        --------------------------------------------------------------
With              (10)     Shared Dispositive Power           436,000  shares
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           436,000 shares
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

                           13.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP No. 742580-10-3

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

Gary Kohler ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group
(a)   [ x ]
(b)   [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds

PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                      7,500 shares
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power                        0 shares
Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 7,500 shares
ing Person       --------------------------------------------------------------
With              (10)     Shared Dispositive Power                   0 shares
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           7,500 shares
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

                           0.2 %
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

CUSIP No. 742580-10-3

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

Andrew Redleaf ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group
(a)   [ x ]
(b)   [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds

                  PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
 Number of         (7)      Sole Voting Power                    108,300  shares
Shares Bene-      --------------------------------------------------------------
ficially          (8)      Shared Voting Power                      0  shares
Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                108,300  shares
ing Person       --------------------------------------------------------------
With              (10)     Shared Dispositive Power                 0  shares
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           108,300 shares
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

                           3.3 %
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

         This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999, as amended by Amendment No. 1 filed January 25, 2000 ("Amendment No. 1") and as further amended by Amendment No. 2 filed February 17, 2000 ("Amendment No. 2") and Amendment No. 3 filed March 31, 2000 ("Amendment No. 3") by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC ("OI"), Daniel Asher ("DA"), Gary Kohler ("GK") and Andrew Redleaf ("AR") (collectively the "Reporting Persons") with respect to their beneficial ownership of common stock, without par value (the "Common Stock") of Printware, Inc. (the "Company"). Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D. Items 4, 5 and 7 of Schedule 13D, Amendment No. 3 are amended in their entirety herewith to read as follows.

ITEM 4.           PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Common Stock for investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of November 19, 2001, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,298,679 shares outstanding as of August 14, 2001 as set forth in the Company's Form 10-QSB for the quarter ended June 30, 2001.


Reporting                  Shares  of                Percent of                         Shared or Sole
Person                     Common Stock              Outstanding Common Stock           Power to Vote
---------                  ------------              ------------------------           ------------------------
PT, OI, DA                 436,000                    13.2%                             Shared among PT, OI, DA
GK                           7,500                     0.2                              Sole
AR                         108,300                     3.3                              Sole

         As of November 19, 2001, the Reporting Persons beneficially owned an aggregate of 551,800 shares of Common Stock.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of transactions were open market transactions.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1. Agreement dated as of November 19, 2001 by and among the signatories of this Amendment No. 4 to Schedule 13D with respect to its filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2001

PYRAMID TRADING LIMITED PARTNERSHIP
BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER

BY   /s/ Daniel Asher
-------------------------------------------
Daniel Asher, Manager, Oakmont Investments, LLC


OAKMONT INVESTMENTS, LLC

BY   /s/ Daniel Asher
-------------------------------------------
Daniel Asher, Manager


/s/ Daniel Asher
------------------------------------------------
DANIEL ASHER


/s/ Gary Kohler
------------------------------------------------
GARY KOHLER


/s/ Andrew Redleaf
------------------------------------------------
ANDREW REDLEAF

APPENDIX A

Transactions By the Reporting Persons in Printware, Inc. Common Stock During the Past 60 Days


Reporting
Person            Date              # of Shares Bought        Price Per Share ($)       Total Cost ($)*
-----------       -----             ------------------        ------------------        ---------------
PT                11/02/01            4,700                   2.2697                       10,667.55
PT                11/05/01            8,600                   2.2974                       19,757.90
PT                11/06/01           10,000                   2.2165                       22,165.00
PT                11/08/01            5,000                   2.2000                       11,082.50
PT                11/09/01           15,000                   2.2548                       22,165.00
PT                11/12/01            1,000                   2.2830                        2,283.00
PT                11/13/01            4,800                   2.2830                       10,958.40
PT                11/19/01           30,500                   2.3400                       71,409.00

         *Commissions not included.

                                    EXHIBIT 1

AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Amendment No. 4 to Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Printware, Inc. is being filed on behalf of each of the persons and entities named below. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Date: November 19, 2001

PYRAMID TRADING LIMITED PARTNERSHIP
BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER

BY   /s/ Daniel Asher
-----------------------------------------
Daniel Asher, Manager, Oakmont Investments, LLC


OAKMONT INVESTMENTS, LLC

BY   /s/  Daniel Asher
-----------------------------------------
Daniel Asher, Manager


/s/ Daniel Asher
----------------------------------------------
DANIEL ASHER

/s/ Gary Kohler
----------------------------------------
GARY KOHLER


/s/ Andrew Redleaf
-------------------------------------
ANDREW REDLEAF